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                                                                    EXHIBIT 99.1




                                VISTA GOLD CORP.
                            (FORMERLY GRANGES INC.)

                        RENEWAL ANNUAL INFORMATION FORM


May 14, 1997


                 This document constitutes the Renewal Annual Information Form of Vista Gold Corp. (formerly Granges Inc.) (the "Company") and incorporates information required by the securities laws of the provinces of Canada from the Company's annual report in Form 20-F ("20-F") pursuant to the United States Securities Exchange Act of 1934 for the fiscal year ended December 31, 1996, the Company's 1996 Annual Report (the "1996 Annual Report") to shareholders for the fiscal year ended December 31, 1996 and the Company's Management Information and Proxy Circular ("Information Circular") dated as of March 15, 1997 for its Annual General Meeting held April 30, 1997.
                 The following schedules contain the following documents incorporated by reference:

                 Schedule "A"              -       Annual Report in Form 20-F
                 Schedule "B"              -       1996 Annual Report
                 Schedule "C"              -       Information Circular
                 Schedule "D"              -       Additional Information

                                                                      LOCATION IN DOCUMENTS
                                    ITEM                              INCORPORATED BY REFERENCE
                                    ----                              -------------------------
1.         Incorporation:
           (1)      Incorporation or Organization                     Additional Information, page D-1 and 20-F,
                                                                      pages 5 and 6
           (2)      Subsidiaries                                      Additional Information, page D-1 and 20-F,
                                                                      page 6
2.         General Development of the Business                        20-F, pages 5 to 17
3.         Narrative Description of the Business                      20-F, pages 17 to 33 and Additional
                                                                      Information, page D-2
4.         Selected Consolidated Financial Information                20-F, pages 36 and 37 and 1996 Annual
                                                                      Report, pages 25 to 37
5.         Management's Discussion and Analysis                       20-F, page 37 and 1996 Annual Report,
                                                                      pages 17 to 22
6.         Market for Securities                                      20-F, pages 34 and 35



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
                                                                      LOCATION IN DOCUMENTS
                                    ITEM                              INCORPORATED BY REFERENCE
                                    ----                              -------------------------
7.         Directors and Officers                                     20-F, pages 37 to 40,
                                                                      Information Circular, pages 3 to 15, and
                                                                      Additional Information, page D-3
8.         Additional Information:
           Provision by the Company of certain additional             Additional Information, page D-3
           documents on request

           Additional information, including directors' and           20-F, pages  39 to 41, Information
           officers' remuneration and indebtedness, principal         Circular, pages 2, 3 and 7 to 15 and
           holders of the Company's securities, options to            Additional Information, page D-3
           purchase securities and interests of insiders in
           material transactions, where applicable

           Additional financial information is provided in the        1996 Annual Report, pages 25 to 37 and
           Company's comparative financial statements for the         Additional Information, page D-3
           year ended December 31, 1996


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